UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 31, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED COMPLETES SALE OF ENTIRE INTERESTS IN THE SADIOLA MINE**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

AngloGold Ashanti completes sale of entire interests in the Sadiola Mine

(JOHANNESBURG) - AngloGold Ashanti Limited ("**AGA**") is pleased to announce that AGA, together with its joint venture partner IAMGOLD Corporation ("**IMG**"), have completed the sale of their entire interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("**SEMOS**") to Allied Gold Corp (the "**Transaction**"). SEMOS' principal asset is the Sadiola Mine located in the Kayes region of Western Mali.

Prior to the completion of the Transaction ("**Completion**"), AGA and IMG each held a 41% interest in SEMOS with the remaining 18% interest held by the Republic of Mali (the "**Republic of Mali**"). Pursuant to the Transaction and immediately prior to Completion, the Republic of Mali acquired a further 2% interest in SEMOS (1% each from AGA and IMG) (the "**Republic Transaction**"). Consequently, upon Completion, AGA and IMG each sold a 40% interest in SEMOS to Allied Gold Corp.

Immediately prior to the Republic Transaction, a dividend of US$20 million was declared and paid by SEMOS *pro rata* to its shareholders. AGA and IMG each received a cash dividend of US$8.2 million and the Republic of Mali received a cash dividend of US$3.6 million.

Upon Completion, AGA and IMG received US$50 million (US$25 million each to AGA and IMG) from Allied Gold Corp and the Republic of Mali.

Within three business days of Completion, AGA and IMG will receive the agreed additional consideration of approximately US$3.6 million (approximately US$1.8 million each to AGA and IMG) based upon the amount by which the cash balance of SEMOS at 30 April 2020 was greater than an amount agreed pursuant to the Transaction agreement entered into by AGA and IMG with Allied Gold Corp in December 2019.

In terms of the Transaction and the Republic Transaction, AGA and IMG remain entitled to the following deferred consideration:

- US$25 million (US$12.5 million each to AGA and IMG) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project ("**SSP**");
- US$25 million (US$12.5 million each to AGA and IMG) upon the production of a further 250,000 ounces from the SSP; and
- US$2.5 million (US$1.25 million each to AGA ad IMG) in the event a favourable settlement is achieved by SEMOS in the litigation pending before the Malian courts.

The profit from the disposal of AGA's entire interest in SEMOS will be recognised in AGA's financial statements for the financial year ending 31 December 2020. Prior to the Completion, the Republic Transaction and the dividend declaration, AGA's net carrying value for SEMOS, on an attributable basis, was US$20 million.

The Transaction is not a categorised transaction in terms of the JSE Limited Listings Requirements.

For AGA, the Transaction completes a phase of portfolio rationalisation and optimisation that commenced in 2014. AGA retains a high-quality portfolio of 10 operating mines located in seven countries, together with two principal development projects in Colombia and other greenfields development assets located in the United States and Colombia.

Commenting on the completion of the Transaction, Christine Ramon, interim CEO of AGA said *"Completion of the Transaction is in line with our disciplined capital allocation strategy as we have moved to streamline our portfolio. I would like to thank the Republic of Mali, IAMGOLD and the team at the Sadiola Mine for their valued contributions over more than twenty years. I am pleased we have completed the Transaction with Allied Gold, which has plans to secure the next phase and long-term future of the Sadiola Mine for the further benefit of all of its stakeholders".*

ABOUT SADIOLA

The Sadiola Mine is situated in south-western Mali, 77km south-southwest of the regional capital Kayes. On-site surface infrastructure includes a 4.9Mt per annum carbon-in-leach gold plant, where the ore is eluted and smelted. The Sadiola Mine commenced production in 1996. As at 31 December 2019, it had a Mineral Resource (100% basis) of 7.76 million ounces (131.4 million tonnes at 1.83 g/t) and an Ore Reserve (100% basis) of 3.85 million ounces (59.8 million tonnes at 2.01 g/t), that comprised of oxide stockpiles, sulphide stockpiles and yet to be mined ore, that makes up the Mineral Resource and Ore Reserve for the SSP.

ENDS
Johannesburg
31 December 2020

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite   +27 11 637 6388/ +27 83 301 2481   cnthite@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors
Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com
Fundisa Mgidi   +27 11 637 6763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information contained in this announcement has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 31, 2020

By:	/s/ L MARWICK
Name:	L Marwick
Title:	EVP: General Counsel and Interim Company Secretary